Anne Nguyen Parker

Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 18, 2020

Re: Hylete, Inc.

Offering Statement on Form 1-A

Filed February 20, 2020

File No. 024-11158

Dear Ms. Parker:

We acknowledge receipt of comments in your letter of March 16, 2020 regarding the Offering Statement of Hylete, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

The Company's Business

Products and Product Design

Products, page 18

1.	We note your disclosure that you will be launching the next version of your Training App in 2020. Please revise to state the current status of the app, explain the differences between the new version and the previous version, and disclose the current number of subscribers.

The Company has revised the disclosure as requested by the Staff.

Marketing, page 20

2.	Please revise your disclosure on page 21 to explain that you own the GracedbyGrit Foundation.

The Company notes that the GRACEDBYGRIT foundation is a 501(c)(3) non-profit organization that is independent from both the Company and GRACEDBYGRIT, Inc. The Company acts a sponsor of the foundation. The Company has revised the disclosure to clarify that.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Pronouncements, page 35

3.	Please tell us whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company is not an issuer is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. If so, please disclose your election to do so. Refer to Form 1-A, Part F/S (a)(3). In this regard, it appears you have adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2019, which is applicable for nonpublic entities, rather than January 1, 2018 for public reporting entities. Additionally, please discuss the impact that adoption of ASU 2016-02, Leases (Topic 842), will have on your financial statements.

The Company has elected to delay complying with any new or revised financial accounting standards and has revised the Offering Circular to disclose that election. The Company has also clarified its disclosure with respect to ASC 606 and ASU 2016-02, Leases (Topic 842).

Directors, Officers and Significant Employees, page 38

4.	We note that the table states that directors are appointed to indefinite terms. However, Section 3.3 of the bylaws indicates that directors are elected at each annual meeting to hold office until the next annual meeting. Please advise.

The Company has revised the table to remove any mention of indefinite terms.

Election of Board of Directors, page 39

5.	We note that the offering statement and the certificate of incorporation state that the number of directors is seven, while Section 3.2 of the bylaws states that the number of directors is set at five. Please advise.

The Company notes that Section 3.2 of the bylaws was amended on January 21, 2020 to state that the number of directors is seven. The amendment is incorporated by reference as exhibit 2.3 to the offering statement. All references to the bylaws in the Offering Circular have been revised to refer to “the bylaws, as amended.”

Compensation of Directors and Executive Officers, page 4

6.	Please revise to include the person who served as Chief Financial Officer until Mr. Wilson was appointed Interim Chief Financial Officer in April 2019, or explain to us why such person is not required to be included in the table.

The Company has revised the disclosure to include Joseph Johnson, who served as the Company’s Chief Financial Officer from July 20, 2018 until April 11, 2019.

7.	Please disclose the aggregate annual compensation of your directors as a group for your last completed fiscal year. Refer to Item 11(b) of Form 1-A.

The Company has revised the disclosure as requested by the Staff.

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Plan of Distribution

Commissions and Discounts, page 40

8.	Please revise to state the number of warrants that will be issued to StartEngine Primary if the maximum number of shares is sold in the offering.

The Company has revised the disclosure as requested by the Staff.

Notes to the Financial Statements

Note 2 - Going Concern, page F-8

9.	We note the first paragraph on page F-8 indicates the Company is anticipating filing a registration statement for which additional shares of Class B common stock will be offered for purchase. Please reconcile this statement with the information disclosed on page 45 and elsewhere in the filing with respect to securities being offered in the offering statement (i.e. Class A common stock).

The Company has revised Notes 2 and 19 to reflect the fact that the Company withdrew its registration statement and did not complete the initial public offering of Class A Common Stock (rather than Class B Common Stock) or the reorganization that would have occurred immediately before effectiveness of the registration statement.

Note 12 - Common Stock, page F-18

10.	Please revise your notes to the financial statements to include the pertinent rights and privileges for Class A and B common stock outstanding. Refer to guidance outlined in ASC 505-10-50-3.

The Company has revised Note 12 to state that the Class A Common Stock has voting rights, versus the fact, as stated in the Note, that the Class B Common Stock was non-voting.

Note 19 - Subsequent Events, page F-23

11.	We note from your disclosure that immediately prior to the effective date of the company's public offering you will effect a reorganization of your common stock including Class A and Class B and the authorization of Class C common stock. Please tell us whether the reorganization has taken place. In this regard, we note from other sections in the filing (i.e. Summary, Dilution, Securities Being Offered, etc.) where you disclose securities outstanding before the offering (as of January 31, 2020), there is no discussion of Class B common stock outstanding. Please advise and revise the relevant sections of your filing to clarify the circumstances surrounding the reorganization and Class B common stock. Additionally, your revised disclosure should clearly indicate that the nature of Class A common stock outstanding prior to the reorganization will differ from the shares of Class A common stock outstanding after the offering.

As noted in response to Comment 9, the Company did not effect the planned reorganization that was planned in connection with the withdrawn initial public offering. The Company has added disclosure to clarify that while it had planned such a reorganization, it did not take place once the Company decided to withdraw its registration statement. Instead, the Company effected a different reorganization in which it converted all shares of Class B Common Stock outstanding into shares of Class A Common Stock. Article 4.3 of the amended and restated certificate of incorporation that was filed with the State of Delaware on January 6, 2020 and that is filed as exhibit 2.1 to the offering statement authorized the conversion of all issued and outstanding shares of Class B Common Stock into shares of Class A Common Stock. Article 4.1 was amended and restated such that the only class of common stock currently outstanding is Class A Common Stock.

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Part III

Index to Exhibits

12.	For each of the exhibits incorporated by reference, please include the date of the incorporated report or filing.

The Company has added the disclosure requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Ronald Wilson
Adam Colton
Hylete, Inc.

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